SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of April, 2003

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

                             UNIBANCO HOLDINGS S.A.

              CORPORATE TAXPAYERS ENROLLMENT N. 00.022.034/0001-87

                              PUBLICLY-HELD COMPANY

                 ANNUAL AND EXTRAORDINARY SHAREHOLDERS MEETINGS

                                   CALL NOTICE

The  shareholders of UNIBANCO  HOLDINGS S.A.  (“Holdings”)  are herein called to meet in Annual and Extraordinary  Shareholders  Meetings, to take place on April
28th,  2003, at 10:00 a.m.,  at Unibanco  Building,  located at Avenida  Eusébio
Matoso,  n.° 891, Ground Floor, in the City of São Paulo, State of São Paulo, in
order to decide on the following matters:

I–   EXTRAORDINARY SHAREHOLDERS MEETING

Proposal  of the  Board of  Directors  to amend  the  By-laws  on the  following conditions:

a) amend the wording of Article 5, Sixth Paragraph,  item “I”, in order to allow the conversion of Class A preferred shares into Class B preferred shares;

b)  amend  Article  15,  “caput”,  so as to  reduce  the term of  office  of the
Directors from three (3) years to one (1) year, as well as the Sole Paragraph of the same article in order to improve its wording;

c) amend Article 16, item “g” and Article 26, Forth Paragraph, “caput”, in order to improve  their  wording,  as well as exclude item “b” of the same  paragraph, with the consequent renumbering of item “c” into item ”b”;

II–  ANNUAL SHAREHOLDERS MEETING

d)  reading,  discussion  and voting of the  Annual  Management  Report,  of the
Financial  Statements and of the opinion of the Independent  Auditors  regarding the fiscal year ended on December 31, 2002;

e) distribution of profits;

f) election of the members of the Board of Directors;

g) setting of the  remuneration  of the members of the Board of Directors and of the Board of Officers;

h) other matters of the company’s concern.

São Paulo, April 10, 2003
Board of Directors

                             UNIBANCO HOLDINGS S.A.

                           BOARD OF DIRECTORS PROPOSAL

Dear Shareholders,

The Board of Directors of Unibanco Holdings S.A. (“Holdings”), whereas:

a.   the corporate  capital of Holdings is represented by ordinary shares and by
     Class A and Class B preferred shares;

b.   Class B  preferred  shares,  which  are  part of the  “UNITS”,  are  widely negotiated in the domestic and foreign markets;

c.   Class A preferred  shares,  although  granting more advantages than Class B preferred shares, are not negotiated in the market;

d.   the owners of Class A preferred  shares may prefer to waive the  advantages of such shares in order to obtain shares with a higher liquidity;

e.   the occasional  exercise of such faculty by the owners of Class A preferred
     shares  would  benefit  not  only  said   shareholders  but  also  all  the
     shareholdes  of the company,  since it  concentrates  liquidity in only one security;

Now, therefore,  this Board of Directors submits for your approval the amendment of the  wording  of Article 5,  Sixth  Paragraph,  item “I”,  so as to allow the conversion  of Class A preferred  shares into Class B preferred  shares,  which, once approved, shall read as follows:

“Article 5

Sixth Paragraph:

I – Class A preferred shares may be converted at any time into Class B preferred shares,  in the  proportion  of one (1) Class B preferred  share to each Class A preferred share, at the discretion of the shareholder, and shall also have:”

This Board of Directors also proposes:

a)   amend  Article  15,  “caput”,  so as to  reduce  the term of  office of the
     Directors  from  three  (3)  years  to one (1)  year,  as well as the  Sole
     Paragraph  of the same  article in order to improve  its  wording.  If this proposal is approved,  Article 15, “caput” and Sole Paragraph shall read as follows:

“Article 15: - The Board of Directors shall be composed of a minimum of five (5)
and a maximum of eleven (11) Directors, shareholders of Holdings, elected by the
Shareholders Meeting, with a one (1) year term of office.

Sole  paragraph:  -  The  Board  of  Directors  shall  have  a  Chairman  and  a
Vice-Chairman, chosen by the Board in the form set forth in the Second Paragraph of Article 18.”

b)   amend  Article 16, item “g” and Article 26, Forth  Paragraph,  “caput”,  in order to improve  its  wording,  as well as  exclude  item “b” of this same paragraph, with the consequent renumbering of item “c” into item ”b”, which shall read as follows:

“Article 16: - ...

g) authorize,  whenever deemed  necessary,  the  representation of Holdings by a sole  member of the  Board of  Officers  or by an  attorney,  provided  that the respective power of attorney indicates the acts that shall be practiced;”

“Article 26: - ...

§ 4° - The Board of Officers shall constitute  attorneys to solely represent the
Company in the following events:”

a)   powers of  attorney  with “ad  judicia”  clause for an  undetermined  term, including  the acts of  waiving,  renouncing,  settlements,  receiving  and acquittance; and

b)   when the Grantee is a Corporation.

This is the proposal that we wanted to submit to your  appreciation.  São Paulo,
April 10, 2003.  Signatures:  Roberto Konder  Bornhausen,  Pedro Moreira Salles,
Gabriel Jorge Ferreira,  Israel Vainboim,  Tomas Tomislav Antonin Zinner,  Mauro
Agonilha, Guilherme Affonso Ferreira e Arno Noellenburg. This document is a copy of the original transcription in the competent corporate book.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 11, 2003

UNIBANCO HOLDINGS S.A.

By:	/S/ Israel Vainboim
Israel Vainboim Director and Chief Executive Officer

By:	/S/ Mauro Agonilha
Mauro Agonilha Director and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements.These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.